Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR 2019

March 4, 2020, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period and year ended December 31, 2019.

HIGHLIGHTS

Highlights for the three month period ended December 31, 2019 are set out below:

•	Granite’s net operating income (“NOI”) was $63.9 million in the fourth quarter of 2019 compared to $52.4 million in the prior year period;

•	Same property NOI — cash basis(4) increased by 4.6% for the three month period ended December 31, 2019, excluding the impact of foreign exchange (4.5% for the 2019 year);

•	Funds from operations (“FFO”)(1) was $47.9 million ($0.91 per unit) in the fourth quarter of 2019 compared to $40.9 million ($0.90 per unit) in the fourth quarter of 2018;

•	Adjusted funds from operations (“AFFO”)(2) was $46.7 million ($0.89 per unit) in the fourth quarter of 2019 compared to $39.8 million ($0.87 per unit) in the fourth quarter of 2018;

•	AFFO payout ratio(3) was 82% for the fourth quarter of 2019, an increase from 79% in the fourth quarter of 2018;

•

Granite realized $47.5 million in net fair value gains on investment properties in the fourth quarter of 2019 primarily attributable to continued favourable market fundamentals across Granite’s markets and as reflected in the decrease to Granite’s overall capitalization rate(6) of 6.1% (6.7% — December 31, 2018);

•

Granite’s net income attributable to stapled unitholders increased to $90.6 million in the fourth quarter of 2019 from $85.9 million in the prior year period primarily due to an increase in net operating income, partially offset by a decrease in net fair value gains on investment properties relative to the comparative period and real estate transfer tax resulting from an internal reorganization in the fourth quarter of 2019;

•

On October 4, 2019, Granite acquired a 0.5 million square foot, newly constructed, 36 foot clear height modern distribution centre, situated on 31.4 acres of land in Greenwood (Indianapolis), Indiana for $39.6 million (US$29.7 million). This state-of-the-art facility was completed in 2018 and is 100% leased for a remaining lease term of 7.0 years;

•

On October 10, 2019, Granite extended and refinanced its US$185 million term loan. The term loan has been extended two years to December 19, 2024. The previously existing cross currency interest rate swap relating to the term loan was terminated on September 24, 2019 and blended into a new cross currency interest rate swap resulting in Euro denominated payments at a 0.522% fixed interest rate, approximately 70 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately $1.6 million or $0.03 per stapled unit of funds from operations, annually;

•

On October 18, 2019, Granite acquired a 0.7 million square foot, 32 foot clear height distribution centre situated on 48.3 acres of land in Pooler (Savannah), Georgia, adjacent to one of Granite’s existing properties, for $62.7 million (US$47.5 million). The property is 100% leased for a remaining lease term of 3.1 years;

•

On October 31, 2019, Granite completed an offering of 4,600,000 stapled units at a price of $64.00 per unit for gross proceeds of $294.4 million, including the full exercise of the over-allotment option of 600,000 stapled units. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses of the offering was $281.6 million;

•	On November 4, 2019, Granite sold a 0.2 million square foot property located in Aurora, Ontario for gross proceeds of $10.0 million;

•

On November 5, 2019, Granite approved an increase to its targeted annualized distribution by 3.6% to $2.90 ($0.242 per month) per stapled unit commencing with the December 2019 monthly distribution payable in mid-January 2020;

•

On November 19, 2019, Granite acquired a 2.3 million square foot state-of-the-art multi-level e-commerce fulfillment centre situated on 101 acres of land in Dallas, Texas for $290.3 million (US$216.7 million). The newly constructed property is 100% leased to a leading global e-commerce provider for an initial term of 20 years;

•

On November 27, 2019, Granite extended and refinanced its $300 million term loan. The term loan has been extended one year to December 11, 2026. Concurrently, the previously existing cross currency interest rate swap was terminated for $6.8 million and Granite entered into a new seven year cross currency interest rate swap resulting in Euro denominated payments at a 1.355% fixed interest rate, approximately 85 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately $2.3 million or $0.04 per stapled unit of funds from operations, annually;

•	On December 4, 2019, Granite sold five properties comprising 0.7 million square feet in Michigan, United States, for aggregate gross proceeds of $38.9 million;

•

On December 18, 2019, Granite agreed to acquire three facilities in the Netherlands for approximately $129.5 million (€89 million). Currently under construction, the three properties, representing an aggregate gross leasable area of 0.8 million square feet, are anticipated to be purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the first quarter of 2021. The acquisition includes approximately 1.8 acres of additional land for potential future expansion. The properties are 100% leased to three prominent European tenants for a weighted average lease term of approximately 11 years. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions; and

•

On December 19, 2019, Granite acquired two multi-tenant modern distribution buildings totaling 1.7 million square feet, featuring 32 foot clear height and situated on 95 acres of land in Southaven, Mississippi for $115.3 million (US$87.9 million).

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2019	2018	2019	2018
Net operating income (“NOI”)	$63.9	$52.4	$238.3	$216.6
Net income attributable to stapled unitholders	$90.6	$85.9	$382.1	$465.2
Funds from operations (“FFO”)(1)	$47.9	$40.9	$177.5	$168.9
Adjusted funds from operations (“AFFO”)(2)	$46.7	$39.8	$172.8	$138.1
Diluted FFO per stapled unit(1)	$0.91	$0.90	$3.62	$3.68
Diluted AFFO per stapled unit(2)	$0.89	$0.87	$3.53	$3.01
Monthly distributions paid per stapled unit	$0.70	$0.68	$2.80	$2.72
Special distribution paid per stapled unit	—	—	$0.30	—
AFFO payout ratio(3)	82%	79%	81%	91%

As at December 31,			2019	2018
Fair value of investment properties			$4,457.9	$3,425.0
Assets held for sale			—	$44.2
Cash and cash equivalents			$298.7	$658.2
Total debt			$1,250.3	$1,303.2
Net leverage ratio(5)			21%	19%
Number of income-producing properties			85	80
Gross leasable area (“GLA”), square feet			40.0	32.2
Occupancy, by GLA			99.0%	99.1%
Magna as a percentage of annualized revenue			42%	54%
Magna as a percentage of GLA			35%	47%
Weighted average lease term in years, by GLA			6.5	6.0
Overall capitalization rate(6)			6.1%	6.7%

A more detailed discussion of Granite’s combined financial results for the three month periods and years ended December 31, 2019 and 2018 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the audited combined financial statements for the year ended December 31, 2019 and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 5, 2020 at 9:00 a.m. (ET). The toll free number to use for this call is 1 (800) 942-7925. For international callers, please use 1 (416) 620-9188. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21937746. The replay will be available until Tuesday, March 17, 2020.

OTHER INFORMATION

Additional property statistics as at December 31, 2019 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite has filed its annual report on Form 40-F for the year ended December 31, 2019 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at http://www.granitereit.com. Hard copies of the audited combined financial statements are available free of charge on request by calling (647) 925-7500 or writing to:

Investor Inquiries

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 90 investment properties representing approximately 40.0 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives paid and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit amounts)		2019	2018	2019	2018
Net income attributable to stapled unitholders		$90.6	$85.9	$382.1	$465.2
Add (deduct):
Fair value gains on investment properties, net		(47.5)	(52.9)	(245.4)	(354.7)
Fair value (gains) losses on financial instruments		(1.0)	1.4	(1.2)	0.5
Acquisition transaction costs		—	0.4	—	8.0
Loss on sale of investment properties		1.0	1.5	3.0	6.9
Other income—settlement award		—	—	—	(2.3)
Current income tax expense associated with the sale of an investment property		—	—	—	0.2
Deferred income tax expense		4.5	4.6	37.6	45.0
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan(7)		0.3	—	1.3	—
Non-controlling interests relating to the above		—	—	0.1	0.1
FFO(1)	[A]	$47.9	$40.9	$177.5	$168.9
Add (deduct):
Maintenance or improvement capital expenditures paid		(0.3)	(1.2)	(2.9)	(17.8)
Leasing commissions paid		(0.5)	(0.2)	(1.3)	(4.2)
Tenant incentives paid		(0.3)	(0.2)	(0.5)	(9.9)
Tenant incentive amortization		1.3	1.3	5.1	5.4
Straight-line rent amortization		(1.4)	(0.8)	(5.1)	(4.3)
AFFO(2)	[B]	$46.7	$39.8	$172.8	$138.1
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.91	$0.90	$3.62	$3.68
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.89	$0.87	$3.53	$3.01
Basic weighted average number of stapled units	[C]	52.6	45.7	49.0	45.9
Diluted weighted average number of stapled units	[D]	52.6	45.7	49.0	45.9

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

AFFO payout ratio for the year ended December 31, 2019 exclude the lease termination and close-out fees of $0.9 million. AFFO payout ratio for the year ended December 31, 2018 exclude the lease termination and close-out fees of $1.0 million, the net $8.5 million realized foreign exchange gain relating to the remeasurement of US dollar cash proceeds from the sale of properties and the $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

The Executive Deferred Stapled Unit Plan provides equity-based compensation in the form of restricted stapled units to executives and other employees. It is anticipated that the fair value remeasurement relating to the Executive Deferred Stapled Unit Plan will fluctuate and have a greater impact on FFO and AFFO going forward and has, therefore, been adjusted in FFO and AFFO in accordance with the REALPAC White Paper. The comparative amount was not adjusted as it was not significant in the prior year periods and the year 2018.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity offerings to fund potential acquisitions and for the other purposes described previously; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s Annual Information Form for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.